FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A
R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fa +1 303 796-8293
Gold Fields' Annual General Meeting - A
Resounding Show of Support From Gold
Fields' Shareholders
Johannesburg, 16 November 2004. At today's Annual General Meeting, held at the company's offices in Johannesburg, shareholders provided a strong endorsement to the Gold Fields Board and its strategy, which has delivered more than a 200% per share return to shareholders (including capital and dividends) since 1998.
All resolutions, with the exception of Ordinary Resolution 8 and Special Resolution 2, were passed. More than 70% of the company's 492,032,965 shares in issue were represented and voted at the meeting.
Each of the directors proposed for re-election, including Chairman Chris Thompson, were successfully re-elected, in each case receiving more than 98% of the votes cast.
The two resolutions not passed required a 75% majority and, although approved by a majority, did not reach the required threshold and therefore failed.
Ian Cockerill, Chief Executive Officer, addressing the shareholders present, said:
"We are firmly committed to not only resisting this hostile bid, but to continuing with our strategy of creating value for shareholders. The core issue in this debate is that Harmony's bid does not offer fair value for your shares in this great South African company. I urge you to reject Harmony's hostile offer and not to tender your shares to them."
2/ .....
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill+
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland+
(Chief
Financial Officer), J M McMahon+
, G R Parker^
, R L Pennant-Rea+
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
+British,
^American,
#
Ghanaian.
Corporate Secretary: C Farrel

Resolution
For
Against
Shares Voted
Ord Res No 1 - Adoption of financial
statements
242,896,022
98.61%
3,411,789
1.39%
246,307,811
100.00%
Ord Res No 2 - Re-election Of Mr K
Ansah as a director
242,205,876
98.62%
3,387,342
1.38%
245,593,218
100.00%
Ord Res No 3 - Re-election Of Mr G R
Parker as a director
242,227,969
98.63%
3,365,563
1.37%
245,593,532
100.00%
Ord Res No 4 - Re-election Of Mr TMG
Sexwale as a director
340,512,092
98.97%
3,551,197
1.03%
344,063,289
100.00%
Ord Res No 5 - Re-election Of Mr C M T
Thompson as a director
242,151,891
98.60%
3,444,006
1.40%
245,595,897
100.00%
Ord Res No 6 - Re-election Of Dr P J
Ryan as a director
242,252,898
98.63%
3,357,352
1.37%
245,610,250
100.00%
Ord Res No 7 - Placement of shares
under the control of directors
179,330,633
52.12%
164,720,392
47.88%
344, 051,025
100.00%
Ord Res No 8 - Issuing shares for cash 180,088,707
52.27%
164,427,385
47.73%
344,516,092
100.00%
Ord Res No 9 - Increase of directors fees 210,653,397
86.40%
33,149,182
13.60%
243,802,579
100.00%
Ord Res No 10 - Special retainer for
current Chairman on Board
307,246,757
89.78%
34,961,453
10.22%
342,208,210
100.00%
Spec Res No 1 - Acquisition of company's
own shares
315,098,946
91.44%
29,494,185
8.56%
344,593,131
100.00%
Spec Res No 2 - Amendment of
company's Articles of association
237,525,287
69.24%
105,502,913
30.76%
343,028,200
100.00%
ends
In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
3/ ....

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 16 November 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs